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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9/A-1

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                            NU-WEST INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            NU-WEST INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 VOTING COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                   67019H308
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                STEVEN W. GAMPP
                    VICE PRESIDENT, SECRETARY AND TREASURER
                            NU-WEST INDUSTRIES, INC.
                           8400 EAST PRENTICE AVENUE
                                   SUITE 1320
                           ENGLEWOOD, COLORADO 80111
                                 (303) 721-1396

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

           PAUL HILTON, ESQ.                   THOMAS A. RICHARDSON, ESQ.
          JOHN L. MCCABE, ESQ.                  HOLME ROBERTS & OWEN LLC
     DAVIS, GRAHAM & STUBBS, L.L.C.             1700 LINCOLN, SUITE 4100
   370 SEVENTEENTH STREET, SUITE 4700            DENVER, COLORADO 80203
         DENVER, COLORADO 80202                      (303) 861-7000
             (303) 892-9400

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Nu-West Industries, Inc. (the "Company") hereby amends its Schedule 14D-9 relating to a cash tender offer by Agrium Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of Agrium U.S. Inc., a Colorado corporation, a wholly owned subsidiary of Agrium Inc., a Canadian corporation (the "Parent"), described in a Tender Offer Statement filed pursuant to Section 14(d)(1) of the Securities and Exchange Act of 1934, as amended, on Schedule 14D-1, dated August 16, 1995, as follows:

ITEM 3. IDENTITY AND BACKGROUND; AND
ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

Items 3 and 5 are hereby amended by the addition of the following:

In June 1995, Wesley W. Lang, a director of the Company and a principal in Weiss, Peck & Greer, L.L.C. ("WPG"), discussed with Craig D. Harlen, Chairman of the Board of the Company, his personal desire that senior management receive some form of monetary award from certain major stockholders of the Company in the event of a sale of the Company in recognition of senior management's contributions to the Company through its many difficult years. Mr. Lang also discussed the matter with Peter B. Pfister, who is also a director of the Company and a principal in WPG. In July, Mr. Lang and Mr. Harlen further discussed the proposal, including Mr. Harlen's response to Mr. Lang's request for suggestions regarding which members of management might participate and the amounts such individuals might receive if Mr. Lang were successful in implementing his views. In the first week of August 1995, Mr. Lang advised Mr. Harlen of the proposed amount and allocation of the payments that might be made by the stockholders affiliated with WPG and perhaps by one or more other stockholders of the Company, assuming that all tax and other legal considerations could be satisfactorily addressed. Mr. Harlen at that time mentioned to Mark R. Sanders, a director of the Company, the possibility of such payments, but not the proposed amounts or intended recipients of the proposed payments. On August 8, 1995, following the Board meeting at which the Merger Agreement with the Parent and the Purchaser was approved, Mr. Lang informed Cecil D. Andrus, a director of the Company, of the desire of certain affiliates of WPG and perhaps other stockholders to make certain payments to various executives of the Company, subject to the identification and resolution of tax and other legal issues. Thereafter, all of the intended recipients of the proposed payments were notified of the desire of certain affiliates of WPG to make the proposed payments. At no time during these discussions did these proposals become a commitment to make these payments and the WPG Affiliates have indicated that, although they intend to make the payments if tax and other legal issues are resolved, they are not committed to do so.

The Company was initially advised that certain affiliates of WPG proposed to make payments in the aggregate amount of $1,500,000 to certain executives of the Company. The Company was subsequently informed that the aggregate payments had been reduced to $1,300,000, to be paid following consummation of the Offer (or any other transaction that provides value to all holders of the Shares in excess of the consideration being paid by the Purchaser in the tender offer) as follows: $780,000 to Mr. Harlen, Chairman of the Board of the Company; and $173,333 to each of Mr. Sanders, Senior Vice President, Chief Financial Officer and a director of the Company, H. Alan Dahlbach, Executive Vice President of the Company, and Steven W. Gampp, Vice President, Treasurer and Secretary of the Company. In addition, the Company has been informed that the WPG Affiliates (as defined below) will make a $200,000 contribution to the Company to be used in connection with the settlement of the pending litigation described in Item 8 on behalf of all holders of Shares. The $200,000 contribution will be paid upon the later of court approval of the settlement agreement or consummation of the Offer. The Company has been informed that the following stockholders affiliated with WPG (the "WPG Affiliates") would contribute to these payments, pro rata in accordance with their Share ownership of the Company: WPG Corporate Development Associates III (Overseas), Ltd., Weiss, Peck & Greer Venture Associates, L.P. Liquidating Trust, U/T/A dated December 30, 1994, WPG Corporate Development Associates III, L.P. and WPG Corporate Development Associates II, L.P. Liquidating Trust, U/T/A dated December 31, 1993. The Company has also been informed that one or more other stockholders might participate in making the payments.

On September 11, 1995, the Board of Directors held a meeting, at which representatives of PaineWebber Incorporated ("PaineWebber") were present, to review the status of the transaction, to receive a report from
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counsel on the litigation that had been filed relating to the transaction and to review the facts discussed above. At such meeting, representatives of PaineWebber and the Company's management indicated they had received no inquiries from prospective acquirors of the Company since the commencement of the tender offer by the Purchaser. PaineWebber also stated that the proposed payments to management discussed above and the filing of the litigation reported upon at the meeting did not alter the conclusion reached in the fairness opinion rendered by it to the Company on August 8, 1995. At the September 11, 1995 meeting the Board unanimously confirmed approval and adoption of the Merger Agreement.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

Item 8 is hereby amended and restated in its entirety as follows:

Certain Litigation Relating to the Offer. Since the commencement of the Offer, four class action complaints have been filed in the Delaware Chancery Court on behalf of all persons who own Shares against the Company, certain of its directors and, in one instance, the Parent. In the suits, filed as Civil Action Nos. 11468, 11469, 14477 and 14484, respectively, the plaintiffs have alleged, among other things, that the Company and certain of its directors have breached their fiduciary duties to holders of the Shares by, among other things, entering into an agreement with the Purchaser and failing to attempt to maximize stockholder value. In the suit in which the Parent is named as a defendant, the plaintiffs have also alleged that the Parent aided and abetted such alleged breach of fiduciary duty. Each suit seeks various remedies, including an injunction to prevent consummation of the transaction, and damages, costs and disbursements of the action. The plaintiffs and the defendants have entered into a Memorandum of Understanding dated as of September 19, 1995 that provides for the settlement of the above-referenced actions. A Stipulation of Settlement is expected to be entered into by the parties on or about October 2, 1995. The Memorandum of Understanding also provides, among other things, that this Schedule 14D-9 be amended to reflect the disclosure included herein, that the Parent and Purchaser extend the Offer to October 2, 1995 and that the minimum percentage of Shares to be tendered as a condition to Parent's obligation to consummate the Offer be increased from 60% to 65%.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Nu-West Industries, Inc.

                                                    /s/ Steven W. Gampp
                                          By __________________________________
                                            Name: Steven W. Gampp
                                            Title: Vice President, Secretary
                                            and Treasurer

Dated: September 19, 1995.